Exhibit 99.77

Enthusiast Gaming Amends and Expands its Credit Facilities to Support its

Growth Strategy

TORONTO, Nov. 30, 2020 --

Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV), the largest gaming platform in North America, reaching over 300 million monthly video game and esports fans worldwide, today announced that it has entered into an amended and restated letter agreement (the “Amended Credit Agreement”) with the Company’s lender, resulting in an increase in the total size of its credit facilities, under more flexible and growth-friendly terms.

The Amended Credit Agreement increases the Company’s total borrowing capacity to up to $24 million, including a term loan in the amount of $10 million, and revolving demand loans of up to $14 million. The move to revolving facilities will provide the Company the ability to utilize cash-on-hand to reduce interest costs.

“This positive development for our balance sheet complements our capital plan as we continue to press on and focus on our strategic growth priorities”, said Adrian Montgomery, CEO of Enthusiast Gaming. “The modest increase in our borrowing base provides great options, while complementing our anticipated Nasdaq listing and entry into the U.S. capital markets.”

Amounts drawn under the Amended Credit Agreement are to be used for (i) refinancing of obligations under the pre-existing letter agreement with the Lender dated August 2, 2019, as amended on September 30, 2019 and August 31, 2020 (ii) working capital purposes and (iii) financing of future acquisitions.

Other material terms of the Amended Credit Facility, including the term and rate of interest, remain unchanged.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for video game and Esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube channels, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the Enthusiast Gaming’s filing of a listing application with NASDAQ and its plans to file a Form 40-F with the SEC and any regulatory or other approvals required in connection therewith as well as the diversification of Enthusiast Gaming’s shareholder base, increased liquidity for shareholders and the acceleration of its business strategy.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the anticipated benefits of listing on the NASDAQ and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

Investor Relations Contact:
Eric Bernofsky, Chief Corporate Officer, 416.623.9360
investor@enthusiastgaming.com

Media Relations – ID Public Relations
EnthusiastGaming@id-pr.com